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06002367

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 153

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Beach Trading Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 E. Maple Street
(No. and Street)

El Segundo,	California	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Demarest 310-414-4535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260		Los Angeles, CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Demarest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services, Inc., as of **December 31,** 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
1926 E. MAPLE STREET
EL SEGUNDO, CALIFORNIA 90245

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

I have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. (the Company) as of December 31, 2005 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 10, 2006

MANHATTACH BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	675,749
Clearing deposit		53,965
Commissions receivable		663,784
Prepaid expenses		40,038
Investment in related company		500,000
TOTAL ASSETS	$	1,933,536

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commission payable	$	106,803
Accounts payable		214,917
Due to parent company		410,923
TOTAL LIABILITIES		732,643
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued	$	10,000
Capital in excess of par value		513,346
Retained earnings		677,547
TOTAL STOCKHOLDER'S EQUITY		1,200,893
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,933,536

See Accompanying Notes to Financial Statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES - Page 11	$ 9,390,287
OPERATING EXPENSES - Page 11	8,548,782
INCOME BEFORE PROVISION FOR INCOME TAXES	841,505
INCOME TAX PROVISION	
State	--
NET INCOME	$ 841,505

See Accompanying Notes to Financial Statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings (Deficit)
Balance, December 31, 2004	10,000	$ 10,000	$ 363,346	$ 836,042
Additional Contribution			150,000	
Distribution				(1,000,000)
Net Income				841,505
Balance, December 31, 2005	10,000	$ 10,000	$ 513,346	$ 677,547

See Accompanying Notes to Financial Statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income	$	841,505
Adjustment to reconcile net loss to		
cash used in operating activities:		
Commissions receivable		(562,611)
Clearing deposit		(3,037)
Due from clearing broker		714,959
Prepaid expenses		(2,852)
Due from related company		27,009
Accrued customers' rebates		(135,925)
Accounts payable		(30,946)
Commission payable		(42,747)
Due to parent company		(248,158)
Net cash provided in operating activities		557,197
Cash Flows from Acquisition Activities:		0
Cash Flows from Financing Activities:		
Distribution		(1,000,000)
Capital contribution		150,000
		(850,000)
Net decrease in cash and cash equivalent		(292,803)
Cash at beginning of year		968,552
Cash at end of year	$	675,749

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealers, Inc. in May 1993. The Company is a wholly owned subsidiary of Manhattan Beach Trading, Inc. The Company does not hold customers' funds or securities.

Cash Equivalents

Cash equivalents are:

Checking Accounts	$ 399,969
Money Market Funds	275,780
	$ 675,749

Bank accounts are insured up to $100,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $660,855, which was $560,855 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital was 1.11 to 1.

NOTE 3 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company.
The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its parent company whereby the parent pays all the brokers and staff salaries and certain overhead expenses of all its related companies. Charges for the year 2005 were $3,484,458 of which $410,923 remained unpaid at year's end. See Page 11 "Operating Expenses".

See Note 5 for income taxes paid by the parent company.

NOTE 5 – INCOME TAXES

The Company is a Qualified Sub Chapter S (QSS) Corporation for tax purposes. A QSS corporation passes its income or loss directly to its parent company stockholder who includes the Company's accounts in its tax files. No Federal or state income tax is charged back to the Company.

NOTE 6 – EXEMPTION FROM THE SEC RULE 15C-3

Manhattan Beach Trading Financial Services, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Manhattan Beach Trading Financial Services, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

MANHATTAN BEACH FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 1,200,893
Nonallowable assets	(540,038)
NET CAPITAL	$ 660,855

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 48,867
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 560,855
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 587,591

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 732,643
Percentage of aggregate indebtedness to net capital	110.9%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 696,318
Less Unrecorded Liabilities	(35,463)
AUDITED	$ 660,855

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2005

NON-ALLOWABLE ASSETS		
Prepaid expenses	$	40,038
Investment in related company		500,000
	$	540,038

See accompanying notes to financial statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2005 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 10, 2006

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Bonds	$ 450
Mutual funds	175,577
Options	382,358
Listed securities	6,145
Third market equities	147
Trade fee	162,876
Data fee	(22,386)
Money market rebate	120,375
OTC equities	6,440,757
Error account	(11,170)
Trading profit/loss	694,905
Dividends	248
Interest	28,897
Transaction fee	1,121,477
Other income	30,999
Prior year adj. – expense sharing agreement	258,632
TOTAL REVENUE	$9,390,287
OPERATING EXPENSES	
Advertising	$ 17,546
Bank charges	1,314
Clearing charges	1,242,168
Floor brokerage charges	395,155
Clearing charges – others	502
Commissions	1,335,617
Consulting fees	2,286
Insurance	922
Interest	527
Legal and accounting	25,104
Market data services	884,228
NASD assessments and fees	84,923
Office supplies and expense	14,874
Outside services	10,783
Professional fees	4,070
Quotation service	800,985
Registrations	2,180
Repair and maintenance	64,765
Support services, MBT, Inc.	3,484,458
Taxes and licenses	1,357
Telephone	159,412
Telecommunications	15,443
Training/education	163
TOTAL OPERATING EXPENSES	$8,548,782

See accompanying notes to financial statements.

PART II

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

In planning and performing my audit of the financial statements of Manhattan Beach Trading Financial Services, Inc. (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Manhattan Beach Trading Services, Inc.
El Segundo California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, CPA

Los Angeles, California
February 10, 2006